Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

August 10, 2020

VIA EDGAR

Mr. Tony Watson

Mr. Bill Thompson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Limited

Response to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2019 (File No. 1-38737)

Dear Mr. Watson and Mr. Thompson,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 24, 2020 on the Company’s Form 20-F for the fiscal year ended December 31, 2019 filed on May 18, 2020 (the “2019 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2019 Form 20-F.

Form 20-F the Fiscal Year Ended December 31, 2019

Consolidated Statements of Changes in Shareholders' (Deficit)/ Equity, page F-7

1.	Please tell us the nature of the transaction that created the non-controlling interest for the year ended December 31, 2019. Also, please tell us your consideration of the disclosure guidance in ASC 810-10-50-1A.c.2 and ASC 810-10-50-1A.d

The Company respectfully advises the Staff as background that, based on strategic expansion and multiple policy promoted by Wuqing Development Area, Tianjin City (the "UDA”), the Company began its auto show business in the fourth quarter of 2016 to promote large scale auto shows across Mainland China. For this purpose, on September 7, 2017, the Company set up a 100% wholly owned subsidiary named Expert Exhibition (Tianjin) Co., Ltd. (“Tianjin Expert”) in the UDA, being a limited liability company with a registered capital of RMB5,000 thousand which has not been paid. Pursuant to Tianjin Expert’s initial articles of association, cash payments for prescribed capital are due before June 25, 2038. In China, this is legally allowed and a common practice by reference to Articles 23, 26 and 28, Chapter II of Company Law of the People’s Republic of China (then effective) (“PRC Company Law”), as extracted below for reference:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

…the establishment of a limited liability company shall fulfill the condition that the capital contribution subscribed by all shareholders is consistent with the prescribed in the articles of association; The registered capital of a limited liability company shall be the capital contribution subscribed by all shareholders as registered with the company registration authority; Each shareholder shall make the capital contribution it subscribes as specified in the articles of association of the company on time and in full.

Tianjin Expert had remained dormant since its inception, and its carrying value of net assets remained as zero. On April 10, 2019 (the “Transfer Date”), the Company transferred 45% of shareholder interest of Tianjin Expert to four unrelated third-party partners (collectively, the “Partners”) to help start its large scale auto shows business. The Partners brought with them industry experience and network resources to attract potential customers and auto shows with diversified brands. Tianjin Expert’s articles of association were amended to reflect that the Company and Partners would each contribute capital of RMB2,750 thousand and RMB2,250 thousand in cash, representing 55% and 45% of the total registered capital respectively, before June 25, 2038.

Given the above background, the Company referred to the Staff’s guidance: ASC 810-10-1A.c.2, Either in the consolidated statement of changes in equity, if presented, or in the notes to consolidated financial statements, a reconciliation at the beginning and the end of the period of the carrying amount of total equity (net assets), equity (net assets) attributable to the parent, and equity (net assets) attributable to the noncontrolling interest. That reconciliation shall separately disclose the transactions with owners acting in their capacity as owners, showing separately; ASC 810-10-50-1A.d, In notes to the consolidated financial statements, a separate schedule that shows the effects of any changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.

Since the capital of Tianjin Expert was not yet paid after the share transfer, both the non-controlling interest (“NCI”) for the 45% shareholder interest transfer and the offsetting entry to additional paid-in capital would be zero. For the period from Transfer Date to December 31, 2019, the Company owned 55% share interest in Tianjin Expert and attributed net loss and comprehensive loss of Tianjin Expert to the 55% controlling interest and 45% NCI, respectively.

The Company considered the disclosure guidance in ASC 810-10-50-1A.c.2, because at the Transfer Date, the initial NCI balance and the financial impact of the transactions with owners were zero, the Company did not disclose the share transfer. In the consolidated statements of changes in equity, the Company disclosed the reconciliation from the Transfer Date to December 31, 2019 of the items attributable to the NCI because the shareholders are obligated to make their contributions and are therefore entitled to the profits and losses of Tianjin Expert and as a result considered these disclosures as appropriate. For the disclosure guidance in ASC 810-10-50-1A.d, the Company did not disclose a separate schedule in the notes to the consolidated financial statements as related to change of share interest in Tianjin Expert as these amounts were considered immaterial for disclosure.

Consolidated Statements of Cash Flows, page F-8

2.	Please tell us why cash payments for repurchase of restricted shares from employees and cash payments for repurchase of shares presented in cash flows from financing activities do not agree to amounts presented in the consolidated statements of changes in shareholders' (deficit)/equity.

In respect of repurchase of restricted shares from employees, cash payments presented in cash flows from financing activities was RMB26,228 thousand while amounts presented in the consolidated statements of changes in shareholders’(deficit)/equity was RMB32,784 thousand. The difference of RMB6,556 thousand was attributable to the withholding tax payable applicable to employees in connection to the repurchase of vested restricted shares. The Company withheld this amount as required by law. As the withholding tax was not paid as of December 31, 2019, this balance was included in the financial statement line item of “other taxes payable” in cash flows from operating activities and therefore excluded from cash payments presented in cash flows from financing activities. The Company considered the current classification is appropriate.

In respect of repurchase of shares, cash payments presented in cash flows from financing activities was RMB13,749 thousand while amounts presented in the consolidated statements of changes in shareholders’(deficit)/equity was RMB15,104 thousand. The difference of RMB1,355 thousand was due to an incorrect foreign exchange rate used in the translation of U.S. dollars to Renminbi amounts for repurchase shares in the consolidated statements of changes in shareholders’ (deficit)/equity. The Company concluded the difference to be immaterial for the periods presented in the Company’s 2019 Form 20-F and respectfully informs the Staff the Company will correct this difference upon filing of the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”).

Note 4. Accounts receivable, net, page F-30

3.	Please tell us the nature and terms of the notes receivables and your consideration of the guidance in ASC 310-10-45-13 and ASC 850-10-50-2.

The Company respectfully advises the Staff that notes receivables represents short-term non-interest bearing bank acceptance notes due from third-party customers issued by reputable financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

The Company referred to the guidance in ASC 310-10-45-13, as indicated in paragraph 850-10-50-2, notes or accounts receivable due from officers, employees, or affiliated companies shall be shown separately and not included under a general heading such as notes receivable or accounts receivable.

Based on the above guidance, the Company has assessed that the notes receivables were not due from officers, employees, or affiliated companies as described in ASC 310-10-45-13 and ASC 850-10-50-2, and the Company has followed Rule 5-02 of Regulation S-X on evaluating notes receivables of such nature and terms. Accordingly, the Company considered the current disclosure in Note 2(j) Accounts receivable, net on page F-19 and Note 4 Accounts receivable, net on page F-30 of the 2019 Form-20 were sufficient.

Note 14. Share-based Compensation

(f) Transfer of ordinary shares, page F-43

4.	Please tell us why it was necessary and the GAAP guidance you relied upon to recognize the incremental value of the consideration and fair value of the Class A ordinary shares transferred between First Aqua Inc. and ACEE Capital Ltd in your financial statements.

The Company respectfully advises the Staff that on September 29, 2018 (the “share transfer date”), a Class A ordinary shareholder of the Company, First Aqua Inc. (“First Aqua”), which is wholly owned by Mr. A, the Company’s co-founder and an employee, entered into a share transfer agreement with ACEE Capital Ltd. (“ACEE”), a Series D preferred shareholder of the Company, and transferred 521,962 Class A ordinary shares to ACEE. The aggregate selling price of the share transfer was US$1.14 million (US$2.18 per share). On the share transfer date, the aggregate fair value of these Class A ordinary shares was US$0.89 million (US$1.71 per share).

The Company referred to the guidance codified in ASC 718-10-15-4, share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for service provided to the entity are share-based payment transactions to be accounted for under this topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.

ACEE purchased the Company’s Class A ordinary shares from First Aqua at the purchase price of US$2.18 per share, which was higher than the fair value of the Class A ordinary shares on the share transfer date. The substance of the share transfer transaction between ACEE and First Aqua was that ACEE made the capital contribution to the Company. First Aqua has no business operations and is wholly owned by an employee A of the Company. Employee A’s founder role in First Aqua offers no value to ACEE as a preferred shareholder to the Company, except for acting as the Company’s Chief Marketing Officer and oversaw marketing and advertising initiatives for the Company, and the Company simultaneously made the share-based payment to Employee A in exchange for his service rendered. The excess of purchase price (US$2.18 per share) paid by ACEE over the fair value of the Class A ordinary share (US$1.71 per share) on the share transfer date was recognized as additional compensation cost. Hence, the total compensation cost recognized was RMB1.7 million (US$0.25 million) on the Company’s consolidated statements of comprehensive income.

The Company disclosed this share transfer in the Note 14(f) on page F-43 of the 2019 Form 20-F and Note 15(g) on page F-42 of its Form 20-F for the fiscal year ended December 31, 2018 as the following:

“Accordingly, the Company recognized the incremental value of RMB1.7 million between the consideration and the fair value of 521,962 Class A ordinary shares in general and administrative expenses as share based compensation on the transfer date.”

The Company respectfully advises the Staff that the Company considered disclosures to be adequate in the 2019 Form 20-F.

Note 15. Ordinary shares, page F-43

5.	We note your disclosure regarding the issuance of 80,000 ordinary shares to a nonemployee related to consulting services and the share-based compensation to nonemployee in the consolidated statements of shareholders' (deficit)/equity. Please tell us how the RMB433 of stock-based compensation is classified in the consolidated statements of cash flows.

The Company respectfully advises the Staff that the issuance of 80,000 ordinary shares to a non-employee with the amount of RMB433 thousand was incorrectly included in the caption of changes in operating assets and liabilities – Other current liabilities in the Consolidated Statements of Cash Flows. The Company concluded the amounts to be immaterial for the periods presented in the Company’s 2019 Form 20-F and determined to correct consolidated financial statement of 2019 upon filing of the Company’s 2020 Form 20-F.

Note 19. Subsequent events

Acquisition of Longye International, page F-46

6.	It appears that your investment in Longye International may be significant based on the investment test in Rule 8-04(b)(1) of Regulation S-X. Please tell us your consideration of the guidance in Rules 8-04 and 8-05 of Regulation S-X.

The Company respectfully advises the Staff that the Company has assessed Rule 8-04 and 8-05 of Regulation S-X and other guidance, noted these sections are not applicable to financial statements prepared for the purpose of Item 17 or Item 18 of Form 20-F as below:

•	The Company referred to below guidance, Rule 8-01 Preliminary Notes to Article 8, Rules 8-01 to 8-08 shall be applicable to financial statements filed for smaller reporting companies. These sections are not applicable to financial statements prepared for the purposes of Item 17 or Item 18 of Form 20-F.

•	The Company also referred to Financial Reporting Manual, Topic 6-Foreign Private Issuer & Foreign Business, 6410.6.a, The reporting requirements of Form 8-K do not apply to foreign private issuers. However, foreign private issuers must comply with S-X 3-05 in registration statements.

The Company meets the definition of a Foreign Private Issuer (“FPI”) as prescribed in Regulation C, Rule 405 and Exchange Act Rule 3b-4 and files on Form 20-F. Therefore, we believe Rule 8-04 and 8-05 of Regulation S-X are not applicable for the Company.

The Company also confirms that the 2019 Form 20-F was not incorporated by reference into any registration statements for the trading or raising funds. Therefore, the Company is not required to file the financial statements and related pro forma financial information with respect to the acquisition of Longye International Limited in accordance with Regulation S-X 3-05.

***

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the 2019 Form 20-F, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

cc:

Wei Wen, Chief Executive Officer, TuanChe Limited

Chenxi Yu, Deputy Chief Financial Officer, TuanChe Limited